Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 and JUNE 30, 2022

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and their related notes that appear elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on March 22, 2023, and as amended on March 23, 2023 (the “2022 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2022 Form 20-F under the section titled “Risk Factors” and in other parts of the 2022 Form 20-F. In this report, Glory Star New Media Group Holdings Limited. is referred to as “we,” “us,” “our,” the “Company” or “GSMG.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

 We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Major production from us includes short videos, online variety show, online drama, living stream and CHEERS series. We are fast becoming one of the leading contents driven e-commerce platforms in China. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

In April 2023, we completed a major upgrade to our self-developed digital collection non-fungible tokens (“NFT”) application, CheerReal. The update is now available on both Android and iOS and comes with improved security, advanced technology, enhanced functionality, and a more user-friendly interface.

In July 2023, we launched CHEERS Telepathy, a groundbreaking artificial intelligence (AI) content creation platform that incorporates multimodal functions. Powered by CHEERS AI’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity.

On July 11, 2022, GS Holdings entered into an agreement and plan of merger (the “Merger Agreement”) with CHEERS Inc. (“Parent”) and GSMG Ltd. (“Merger Sub”) for the filing of the plan of merger with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”). Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into GS Holdings and cease to exist, with GS Holdings continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Going Private Transaction”).

On April 6, 2023, the Company sent a notice of termination to the Parent (the “Notice of Termination”), notifying the Parent that the Company proposes to terminate the Merger Agreement pursuant to Section 9.1(b)(ii) of the Merger Agreement due to the Parent and the Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a). The breaches have resulted in the failure of the conditions set forth in Section 8.3(b) and cannot be cured before the termination date of the Merger Agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent is obligated to pay US$1,055,897 (the “Parent Termination Fee”) to the Company.

On April 7, 2023, the Parent sent a response letter to the Company (the “Response Letter”) that while it disagrees with the allegations made in the Notice of Termination, the Parent acknowledges that the Company has the right to terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis. As a result of the termination of the Merger Agreement, the proposed merger will not be completed.

On April 18, 2023, we entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), each of whom represented that it was a “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Subscription Agreement, the Company agreed to issue and sell to the Investors an aggregate of 24,193,548 ordinary shares of the Company, par value $0.0001 (the “Shares”), at a price per share of $2.48 (the “Private Placement”). The purchase price was determined based off of the privatization price of US $1.55 per share approved by the Company’s shareholders on November 11, 2022, with a 60% premium as agreed to by the Company and the Investors. The Private Placement was made in reliance on an exemption for private offerings pursuant to Regulation S under the Securities Act. The Private Placement closed on May 9, 2023. The gross proceeds from the Private Placement was $60,000,000. The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.

Key Factors that Affect Operating Results

We operate in a capital intensive industry and require a significant amount of cash to fund our operations and to produce or acquire high quality video content. If we fail to obtain sufficient capital to fund our operations, our business, financial condition and future prospects may be materially and adversely affected.

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all. If we cannot obtain adequate capital to meet our capital needs, we may not be able to fully execute our strategic plans for growth and our business, financial condition and prospects may be materially and adversely affected.

If our efforts to retain users and attract new users for our mobile and on-line video content and e-commerce products are not successful, our business, financial condition and results of operations will be materially and adversely affected.

In addition to our content production for television shows, we have experienced significant user growth for our mobile and on-line video and e-commerce products over the past several years. Our ability to continue to retain users and attract new users will depend in part on our ability to consistently provide our users with compelling content choices, as well as a quality experience for selecting and viewing video content. If we introduce new features or service offerings, or change the mix of existing features and services offerings, in a manner that is not favorably received by our users, we may not be able to attract and retain users and our business, financial condition and results of operations would be materially and adversely affected.

We operate in a highly competitive market and we may not be able to compete effectively.

We face significant competition in China in various sub-markets we operate. We compete for users, usage time, advertising customers, and shoppers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users, usage time and advertising customers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive internet video content, our user traffic and our market share may decrease, which may result in a loss of advertising customers, shoppers, and users, as well as have a material and adverse effect on our business, financial condition and results of operations. We also face competition for users and user time from major television stations, which are increasing their internet video offerings. We also face competition from users and user time from other internet media and entertainment services, such as internet and social media platforms that offer content in emerging and innovative media formats.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our shoppers for our e-commerce platform and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to become and remain a market leader in China, which may be difficult and expensive to accomplish. To the extent our original content is perceived as low quality or otherwise not appealing to users, our ability to maintain and enhance our brand may be adversely impacted which in turn may result in a loss of users for our mobile and online video and e-commerce platform.

Increases in professionally-produced content, or PPC, by others may have a material and adverse effect on our business, financial condition and results of operations.

We depend on the quality of our PPC for the success of our business model. The amount of PPC, especially TV series and movies, has recently increased significantly in China and may continue to increase in the future. Due to relatively robust online advertising budgets, internet video streaming platforms are generating more revenues and are competing aggressively to produce and license more PPC in general. As the demand for quality PPC grows, the number of PPC producers will likely grow, resulting in an increase in competition for our users and usage time, which in turn may result in a loss of advertising customers, users, and shoppers on our e-commerce platform. Any significant loss in advertising customers, users, or shoppers on our e-commerce platform would have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to manage our growth effectively.

We have experienced rapid growth since we launched our services in 2016. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures, compliance and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with distributors, advertising customers, and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations, as the advertising publisher, remain responsible for the content of advertisements, and as a result, television stations may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China is to change in favor of exclusive relationships and if our efforts to respond to this change are ineffective, our business, results of operations and financial condition could be materially and adversely affected.

There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent.  Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If a market does not develop for NFTs, it may be difficult or impossible for us to develop and maintain a marketplace where our users can trade, purchase and sell their NFTs.  We may not be able to complete the development of our metaverse platform or an NFT marketplace. In addition, we may not successfully integrate an NFT marketplace into our metaverse platform, thus affecting our ability to develop and continue our new lines of businesses.

Results of Operations

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

(in U.S. dollars in thousands, except for percentages)

	For the Six Months Ended
	June 30,
	2023		2022		Change
	US$	%	US$	%	US$	%
Revenues	67,435	100.00	69,933	100.00	(2,498)	(3.57)
Operating expenses:
Cost of revenues	(16,946)	(25.13)	(14,580)	(20.85)	(2,366)	16.23
Selling and marketing	(38,870)	(57.64)	(42,502)	(60.78)	3,632	(8.55)
General and administrative	(2,266)	(3.36)	(1,814)	(2.59)	(452)	24.92
Research and development	(641)	(0.95)	(532)	(0.76)	(109)	20.49
Total operating expenses	(58,723)	(87.08)	(59,428)	(84.98)	705	(1.19)

Income from operations	8,712	12.92	10,505	15.02	(1,793)	(17.07)

Total other income, net	124	0.19	86	0.12	38	44.19
Income before income taxes	8,836	13.11	10,591	15.14	(1,755)	(16.57)
Income tax (expenses) benefits	(37)	(0.05)	46	0.07	(83)	(180.43)
Net income	8,799	13.06	10,637	15.21	(1,838)	(17.28)

Revenues

We primarily generated revenues from four revenue streams: advertising, copyright licensing, customized content production and CHEERS e-Mall market service. For the six months ended June 30, 2023 and 2022, 96.5% and 95.9% of our revenues derived from advertising services.

Our revenues for the six months ended June 30, 2023 were US$67.4 million, representing a decrease of US$2.5 million, or 3.57% from US$69.9 million for the six months ended June 30, 2022. The change in revenues   was mainly affected by depreciation of RMB during the six months ended June 30, 2023, leading to a lower USD amount in translation of revenues from RMB into USD. The weighted average rate for the six months ended June 30, 2023 was RMB 6.9646 to $1.00, depreciated from RMB 6.4835 to $1.00 for the six months ended June 30, 2022.

Without the impact of fluctuation of foreign exchange rates, our revenues for the six months ended June 30, 2023 increased by RMB 13.8 million (approximately US$2.0 million), or 3.04% as compared with the revenues for the same period of 2022. The increase in the revenues was primarily attributable an increase of advertising revenues of RMB 15.9 million as a result of continuous efforts to expand our customer base through improving our content production quality.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased by US$2.3 million, or 16.23%, from US$14.6 million for the six months ended June 30, 2022 to US$16.9 million for the six months ended June 30, 2023.  Such an increase in cost of revenues was primarily driven by the increase in advertising cost of $2.0 million, which was incurred to increase our exposure to the market and potential customer base. We expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by US$3.6 million, or 8.55%, to US$38.9 million for the six months ended June 30, 2023 from US$42.5 million for the six months ended June 30, 2022. The decrease was mainly due to a decrease in entertainment expenses and travel expenses   incurred by our sales persons because we emphasized cost savings within our Company.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses increased by US$0.5 million, or 24.92%, to US$2.3 million for the six months ended June 30, 2023 from US$1.8 million for the six months ended June 30, 2022. The increase in general and administrative expenses was mainly attributable to an increase in provision against doubtful allowance of US$0.9 million because we wrote off accounts receivable due from one customer as the collection was remote, partially offset by a decrease of professional service fees of US$0.3 million. We incurred more professional service expenses for the six months ended June 30, 2022 which were incurred for Going Private Transaction.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the six months ended June 30, 2023 and 2022 were US$0.6 million and US$0.5 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Income tax (expenses) benefits

Income tax expenses for the six months ended June 30, 2023 were US$0.04 million because we reversed certain deferred tax assets arising from allowance for doubtful receivables as a result of collection of these receivables from our customers. Income tax benefits for the six months ended June 30, 2022 were US$0.05 million arising from recognition of deferred tax assets for recognition of allowance against doubtful accounts receivable.

Net Income

As a result of the foregoing, we had reported a net income of US$8.8 million and US$10.6 million, respectively, for the six months ended June 30, 2023 and 2022.

Segment information

We have two operating segments, namely CHEERS Apps Internet Business and Traditional Media Businesses. Our CHEERS Apps Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and Apps advertising through our CHEERS Apps and service revenue from our CHEERS E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our CHEERS TV-series, copyright revenue, customized content production revenue and others. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	For the Six Months Ended June 30,
	2023	2022
Net revenues:
CHEERS Apps Internet Business	$61,608	$60,672
Traditional Media Business	5,827	9,261
Total consolidated net revenues	$67,435	$69,933
Operating income:
CHEERS Apps Internet Business	$7,959	$9,116
Traditional Media Business	753	1,391
Total segment operating income	8,712	10,507
Unallocated item *	-	(2)
Total consolidated operating income	$8,712	$10,505

*	The unallocated item for the six months ended June 30, 2022 presents the share-based compensation for employees, which is not allocated to segments.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well.

As of June 30, 2023, we had working capital of US$213.7 million, which were primarily comprised of cash and cash equivalents of US$152.4 million and accounts receivable of US$67.2 million. Working capital is the difference between the Company’s current assets and current liabilities.

On May 9, 2023, we closed a private placement with two institutional investors (the “Investors”). Pursuant to the Share Subscription Agreement, we issued an aggregate of 24,193,548 ordinary shares, at a purchase price of $2.48 per share for an aggregate gross proceeds of $60 million. The purchase price was agreed to by us and the Investors based on the privatization price of $1.55 per share approved by the Company’s shareholders on November 11, 2022, and with a 60% premium.

Substantially all of our cash and cash equivalents as of December 31, 2022 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

If we experience an adverse operating environment or incurred anticipated capital expenditure requirement, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to our existing shareholders.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	For the Six Months Ended June 30,
	2023	2022
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$27,179	$(30,627)
Net cash used in investing activities	(62)	(383)
Net cash provided by financing activities	60,009	842
Effect of exchange rate changes	(5,167)	(2,357)
Net increase (decrease) in cash and cash equivalents	81,959	(32,525)
Cash and cash equivalents, at beginning of period	70,482	77,302
Cash and cash equivalents, at end of period	$152,441	$44,777

We primarily fund our operations from our operations, bank borrowings and equity financing through private placements. We anticipate that the major capital expenditure in the near future is for working capital and general corporate purposes, and we intend to continue focusing on timelier collections of account receivable which should enhance our cash flows.

In addition, we also anticipate to raise capital through issuance of equity or debt securities or obtain credit facilities from financial institutions. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash provided by operating activities was US$27.2 million for the six months ended June 30, 2023, derived mainly from (i) net income of US$8.8 million for the six months ended June 30, 2023 adjusted for depreciation and amortization expenses of US$1.6 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease of US$28.5 million in accounts receivable because we improvement our collections from customers, and an increase of US$13.5 million in prepayments to our vendors because we increased our purchase of content production which required of repayments.

Net cash used in operating activities was US$30.6 million for the six months ended June 30, 2022, derived mainly from (i) net income of US$10.6 million for the six months ended June 30, 2022 adjusted for depreciation and amortization expenses of US$1.2 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of US$20.0 million in accounts receivable because certain customers delayed payments as they were adversely affected by the lockdown policy under COVID-19, an increase of US$18.6 million in prepayments to our vendors because we increased our purchase of content production which required of repayments, and an increase of US$5.9 million in accounts payable with increase of purchases.

Investing Activities

Net cash used in investing activities was US$0.06 million for the six months ended June 30, 2023, which was primarily derived from the loans of US$0.06 million to a third party.

Net cash used in investing activities was US$0.4 million for the six months ended June 30, 2022, which was primarily derived from the prepayments of US$0.4 million for intangible assets.

Financing Activities

Net cash provided by financing activities was US$60.0 million for the six months ended June 30, 2023, which was primarily derived from proceeds of US$60 million raised from the private placement closed in May 2023, proceeds of US$2.6 million from bank borrowings, borrowings of US$1.0 million from a related party, partially net off by a repayment of bank borrowings of US$4.0 million.

Net cash provided by financing activities was US$0.8 million for the six months ended June 30, 2022, which was primarily derived from proceeds of US$5.4 million from bank borrowings, partially net off by a repayment of bank borrowings of US$4.5 million.

Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. For the six months ended June 30, 2023 and 2022, our research and development expenditures were US$0.6 million and US$0.5 million, respectively. We plan to continue investing in and improving our CHEERS Apps to further increase user friendliness, functionality and efficiency.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report.

We do not have critical accounting estimates that are related to us. A list of accounting policies, judgements and estimates   that are relevant to us is included in note 2 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on March 22, 2023, and as amended on March 23, 2023 (the “2022 Form 20-F”).

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.